Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the registration statement (No. 333-205373) on Form S-8 of Energizer Holdings, Inc. of our report dated December 20, 2018, with respect to the combined balance sheets of Spectrum Brands Global Batteries and Lights Division as of September 30, 2018 and 2017, and the related combined statements of income, comprehensive income, net parent investment and cash flows for each of the years in the three-year period ended September 30, 2018, and the related notes, which report appears in the amendment to Form 8-K of Energizer Holdings, Inc. dated January 14, 2019.

/s/ KPMG LLP

Milwaukee, Wisconsin

January 14, 2019